UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012.

Commission File Number: 001-31221

Total number of pages: 9

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 11, 2012	By:	/S/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Announces New Management Team

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

May 11, 2012

NTT DOCOMO Announces New Management Team

TOKYO, JAPAN, May 11, 2012 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 19, 2012.

1. Changes in Executives

1) Reasons for Change of Executives

To further grow and develop the company under the new management setup

2) New Representative Directors (candidates)

Name	New Position(s)	Current Position(s)
Kaoru Kato	President and Chief Executive Officer Member of the Board of Directors	Executive Vice President Member of the Board of Directors

Kazuto Tsubouchi	Senior Executive Vice President Member of the Board of Directors	Executive Vice President Member of the Board of Directors

Fumio Iwasaki	Senior Executive Vice President Member of the Board of Directors	Executive Vice President Member of the Board of Directors

3) Resigning Representative Directors

Name	Current Position

Ryuji Yamada	President and Chief Executive Officer
Member of the Board of Directors
[expected to become NTT DOCOMO Corporate Advisor and Member of the Board of Directors]

Kiyoyuki Tsujimura	Senior Executive Vice President
Member of the Board of Directors
[expected to join DOCOMO Engineering Inc. ]

Masatoshi Suzuki	Senior Executive Vice President
Member of the Board of Directors
[expected to join MIRAIT Holdings Corporation and DAIMEI TELECOM ENGINEERING CORP. ]

Hiroshi Matsui	Senior Executive Vice President
Member of the Board of Directors

2. Other Executive Changes

1) New Members of the Board of Directors (candidates)

Name	Current Position

Seizo Onoe	Senior Vice President
Managing Director of R&D Strategy Department

Kiyohito Nagata	Senior Vice President
Managing Director of Strategic Marketing Department
Responsible for product business strategy

Hirotaka Sato	Senior Vice President
Managing Director of Corporate Marketing Department I

Kazuhiro Takagi	Managing Director of Frontier Services Department

Hiroo Kusumoto*	Senior Manager of Corporate Strategy Planning Department, NIPPON TELEGRAPH AND TELEPHONE CORPORATION

*	External board member candidate

2) New Corporate Auditor (candidate)

Name	Current Position

Takanori Utano	President and Chief Executive Officer, DOCOMO Technology, Inc.

3) New Senior Vice Presidents (candidates)

Name	Current Position

Toshiki Nakayama	Director of Strategic Business Development Division, NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Syohei Sakaguchi	General Manager of Saitama Branch

Hajime Kii	Managing Director of Global Business Division

Yohji Maruyama	Managing Director of Network Service Operation Department

Minoru Etoh	Managing Director of Service & Solution Development Department

4) Resigning Members of the Board of Directors

Name	Current Position

Kiyoyuki Tsujimura	Senior Executive Vice President
Member of the Board of Directors

Masatoshi Suzuki	Senior Executive Vice President
Member of the Board of Directors

Hiroshi Matsui	Senior Executive Vice President
Member of the Board of Directors

Mitsunobu Komori	Executive Vice President
Member of the Board of Directors
[expected to join DOCOMO Mobile Inc.]

Hiroshi Tsujigami	Member of the Board of Directors

5) Resigning Corporate Auditor

Name	Current Position

Shunichi Tamari	Corporate Auditor
[expected to become Advisor]

6) Resigning Senior Vice Presidents

Name	Current Position

Yoshiyuki Takeda	Executive Vice President

Yoshikiyo Sakai	Senior Vice President
[expected to join NIPPON TELEGRAPH AND TELEPHONE CORPORATION]

Hiroshi Sawada	Senior Vice President
[expected to join DOCOMO Technology, Inc.]

7) Executive Vice Presidents and Members of the Board of Directors (candidates)

Name	Current Position

Tsutomu Shindou	Executive Vice President
Member of the Board of Directors

Takashi Tanaka	Executive Vice President
Member of the Board of Directors

Kazuhiro Yoshizawa	Senior Vice President
Member of the Board of Directors

Seizo Onoe	Senior Vice President

8) Executive Vice Presidents (candidates)

Name	Current Position

Katsuhiro Nakamura	Executive Vice President

Kiyoshi Tokuhiro	Executive Vice President

Masaki Yoshikawa	Senior Vice President

Seiji Nishikawa	Senior Vice President

3. Expected Executive Positions and Organizational Responsibilities as of June 19, 2012

Positions	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Kaoru Kato

Senior Executive Vice President Chief Financial Officer Member of the Board of Directors	Kazuto Tsubouchi	Responsible for: • Global business • Corporate • CSR

Senior Executive Vice President Chief Privacy Officer Member of the Board of Directors	Fumio Iwasaki	Responsible for: • Multimedia services • Network • Technology

Executive Vice President Member of the Board of Directors	Tsutomu Shindou	Managing Director of Corporate Marketing Division Managing Director of Corporate Marketing Strategy Department Managing Director of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Takashi Tanaka	Responsible for: • Consumer sales • Branches in Kanto and Koshinetsu areas

Executive Vice President Member of the Board of Directors	Kazuhiro Yoshizawa	Managing Director of Corporate Strategy & Planning Department Responsible for: • Mobile Society Research Institute

Executive Vice President Chief Technical Officer Member of the Board of Directors	Seizo Onoe	Managing Director of R&D Center

Senior Vice President Member of the Board of Directors	Wataru Kagawa	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department Managing Director of Business Process Improvement Office

Senior Vice President Member of the Board of Directors	Kiyohito Nagata	Managing Director of Strategic Marketing Department

Senior Vice President Member of the Board of Directors	Hirotaka Sato	Managing Director of Accounts and Finance Department

Position(s)	Name	Organizational Responsibilities
Senior Vice President Member of the Board of Directors	Kazuhiro Takagi	Managing Director of Human Resources Management Department

Member of the Board of Directors	Ryuji Yamada	Corporate Advisor

Member of the Board of Directors	Hiroo Kusumoto

Executive Vice President	Katsuhiro Nakamura	Managing Director of Tokai Regional Office

Executive Vice President	Kiyoshi Tokuhiro	Managing Director of Kansai Regional Office

Executive Vice President	Masaki Yoshikawa	Managing Director of Credit Card Business Division

Executive Vice President Chief Information Officer	Seiji Nishikawa	Managing Director of Information Systems Department

Senior Vice President	Tomohiro Kurosawa	Managing Director of Hokkaido Regional Office

Senior Vice President	Yuji Araki	Managing Director of Tohoku Regional Office

Senior Vice President	Mitoshi Hirokane	Managing Director of Hokuriku Regional Office

Senior Vice President	Kiyohiro Omatsuzawa	Managing Director of Chugoku Regional Office

Senior Vice President	Shoji Suto	Managing Director of Shikoku Regional Office

Senior Vice President	Toshinari Kunieda	Managing Director of Kyushu Regional Office

Senior Vice President	Akiko Ide	Managing Director of Information Security Department

Senior Vice President	Minoru Etoh	Managing Director of R&D Strategy Department

Senior Vice President	Toshiki Nakayama	Managing Director of Frontier Services Department

Senior Vice President	Hiroyasu Asami	Managing Director of Smart Communication Services Department Responsible for: • Multimedia

Senior Vice President	Kei Irie	Managing Director of Network Department

Senior Vice President	Kazunori Yamamoto	Managing Director of Sales Promotion Department

Position	Name	Organizational Responsibilities
Senior Vice President	Yohji Maruyama	Managing Director of Network Service Operation Department

Senior Vice President	Syohei Sakaguchi	Managing Director of Front Support Center

Senior Vice President	Morikazu Takahashi	Deputy Managing Director of Corporate Marketing Division

Senior Vice President	Koji Aoyama	Managing Director of Corporate Marketing Department II

Senior Vice President	Yasuhiro Taguchi	Managing Director of Corporate Marketing Department III

Senior Vice President	Hajime Kii	Managing Director of Global Business Division

Position	Name
Corporate Auditor	Shuro Hoshizawa

Corporate Auditor	Takanori Utano

Corporate Auditor	Kyouichi Yoshizawa

Corporate Auditor	Haruo Morosawa

Corporate Auditor	Eiko Tsujiyama

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

Attachment

Career Summaries of New Representative Directors (candidates)

Kaoru Kato

- Birth:	May 20, 1951

- Shares Owned:	115

- Career

April 1977	Entered NTT Public Corporation

June 2007	Executive Vice President and Member and the Board of Directors, NTT DoCoMo Kansai, Inc.

July 2007	Executive Vice President, Member of the Board of Directors and Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.

June 2008	Executive Vice President, Member of the Board of Directors and Managing Director of Corporate Strategy Planning Department of NTT DOCOMO, INC.

April 2009	Executive Vice President, Member of the Board of Directors, Managing Director of Corporate Strategy Planning Department and Managing Director of Mobile Society Research Institute of NTT DOCOMO, INC.

July 2009	Executive Vice President, Member of the Board of Directors and Managing Director of Corporate Strategy Planning Department of NTT DOCOMO, INC.

Kazuto Tsubouchi

- Birth:	May 2, 1952

- Shares Owned:	145

- Career

April 1976	Entered NTT Public Corporation

December 2000	General Manager of Kanazawa Branch of NTT West

June 2004	Member of the Board of Directors and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai, Inc.

June 2006	Senior Vice President and Member of the Board of Directors and Managing Director of Accounts and Finance Department of NTT DOCOMO, INC.

June 2008	Executive Vice President, Chief Financial Officer, Member of the Board of Directors and Managing Director of Accounts and Finance Department of NTT DOCOMO, INC.

July 2008	Executive Vice President, Chief Financial Officer, Member of the Board of Directors, Managing Director of Accounts and Finance Department and Responsible for Business Alliance Department of NTT DOCOMO, INC.

Fumio Iwasaki

- Birth:	February 28, 1953

- Shares Owned:	124

- Career

April 1977	Entered NTT Public Corporation

June 2004	Member of the Board of Directors and Managing Director of Network Planning Department of NTT DOCOMO, INC.

June 2005	Senior Vice President and Managing Director of Network Planning Department of NTT DOCOMO, INC.

June 2007	Senior Executive Vice President, Member of the Board of Directors and Managing Director of Corporate Marketing Division of NTT DoCoMo Kyushu, Inc.

July 2008	Senior Vice President and Managing Director of Kyushu Regional Office of NTT DOCOMO, INC.

June 2010	Executive Vice President, Member of the Board of Directors and Responsible for Network of NTT DOCOMO, INC.